EXHIBIT 21. SUBSIDIARIES OF INNOVEX, INC.

Name	State or other jurisdiction of Incorporation or Organization
Innovex Precision Components, Inc.	Minnesota

Innovex Southwest, Inc.	Delaware

ADFlex Cayman Ltd.	Cayman Island

Innovex (Thailand) Ltd.	Thailand

ADFlex Solutions Ltd.	Delaware and United Kingdom

ADFlex Mexico S.A. de C.V	Mexico

Iconovex Corporation	Minnesota

Innovex Limited	Minnesota

Mar Engineering, Inc.	Minnesota

Innovex Sales Limited	Jamaica

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